Exhibit 99.1

Genius Group acquires California based University of Antelope Valley

SINGAPORE – July 11, 2022: Genius Group Limited (“Genius Group” or the “Company”) (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, is pleased to announce the acquisition of the USA-based University of Antelope Valley (UAV). The closing was completed on July 7, 2022 and is the final of the four IPO Acquisitions to be consummated following Genius Group’s recent IPO on the NYSE American on April 12, 2022. Post-acquisition, Genius Group plans to grow the university campus, and build a Metaversity – a digital twin of UAV in the metaverse – including a 21st-century curriculum, faculty, campuses and Edtech platform for university students - to deliver tertiary education globally in an immersive and engaging way.

Following its IPO on NYSE American on April 12, 2022, Genius Group is now integrating its IPO Acquisitions into its Genius Curriculum.

Situated in California, UAV was founded in 1997 by Marco and Sandra Johnson. The university has been built with strong community links and an excellent reputation in athletics and academics, with a range of vocational certifications, associate degree and degree programs. UAV’s mission is “To offer higher education that enables students to achieve their academic, career, and personal goals, thereby allowing them to become valuable assets to their communities.” As part of Genius Group, the university will now be able to achieve their mission at a global scale.

To date, Genius Group has over 2.9 million students in 200 countries, ranging from primary and secondary school students to startup founders and experienced entrepreneurs. The acquisition of UAV will further enhance Genius Group’s offering with accredited courses available and provide a central campus in the USA where students can carry out in-person learning.

Founders of UAV Marco and Sandra Johnson, commented:

“We are so excited about the additional resources, students and faculty members that Genius Group can bring to University of Antelope Valley. Roger has a futuristic vision for UAV and we can’t wait to see where he takes the community and campus with his plans!”

Roger James Hamilton, Founder & CEO of Genius Group, said:

“UAV has established itself as a landmark center of learning within the City of Lancaster Marco and Sandra have created an incredible campus team, faculty and student community. We share the same vision of creating an entrepreneurial education that prepares students for the 21st century, and I am looking forward to what we will achieve together in the coming years.”

This agreement concludes over $50m in acquisitions that Genius Group has completed since Genius Group consummated its initial public offering on April 12, 2022, on the NYSE American (ticker: GNS), Three other acquisitions completed include New Zealand based Education Angels and UK based property investors network which both closed on April 30, 2022, and South African based E-Squared Education Enterprises which closed on May 30, 2022.

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.9 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies that were acquired at the time of or shortly after the IPO (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s artificial intelligence (AI)-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England.

Genius Group’s current plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

About University of Antelope Valley

The mission of the University of Antelope Valley is to provide quality undergraduate, graduate, certificate and continuing education to the local and global community. The University of Antelope Valley offers higher education that enables students to achieve their academic, career and personal goals, thereby allowing them to become valuable assets to their communities. Students who graduate from University Antelope Valley will have enjoyed an excellent education and have been instilled with an awareness of community service and volunteerism, and a sense of pride and accomplishment that they will share with familial generations.

The university and staff members are dedicated to the commitment of expanding educational and technological offerings in the community and nurturing a university that meets the needs of current and developing job markets.

https://www.uav.edu/index.php

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements”. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s final prospectus for its initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contacts:

Ruth Shearman, Senior Account Manager, Adia PR
Tel: +44 7971 138303 Email: gns@adiapr.co.uk

Alison Shadrack, Director, Adia PR
Tel: +44 7794 540221 Email: gns@adiapr.co.uk